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                            September 13, 2022

       Hsueh-Ching Lu
       Vice President of Finance
       XPENG INC.
       No. 8 Songgang Road
       Changxing Street Cencun
       Tianhe District
       Guangzhou, Guangdong 510640
       People's Republic of China

                                                        Re: XPENG INC.
                                                            Form 20-F
                                                            Response Dated
September 7, 2022
                                                            File No. 001-39466

       Dear Mr. Lu:

              We have reviewed your September 7, 2022, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 3, 2022 letter.

       Form 20-F filed April 28, 2022

       Conventions that Apply to this Annual Report on Form 20-F, page 1

   1. Please revise the definition of "PRC or China" on page 1 to include Hong Kong and
                                                        Macau and clarify that
the only time that "PRC or China" does not include Hong Kong or
                                                        Macau is when you
reference specific laws and regulations adopted by the PRC.
                                                        Additionally, clarify
that the    legal and operational    risks associated with operating in
                                                        China also apply to
operations in Hong Kong and Macau. Lastly, discuss any
                                                        commensurate laws and
regulations in Hong Kong and Macau, where applicable
                                                        throughout the
prospectus, and the risks and consequences to you associated with those
 Hsueh-Ching Lu
FirstName LastNameHsueh-Ching Lu
XPENG INC.
Comapany 13,
September NameXPENG
              2022      INC.
September
Page 2    13, 2022 Page 2
FirstName LastName
         laws and regulations. As an example, expand your disclosure related to the enforceability of civil liabilities in Hong Kong.
ITEM 3. KEY INFORMATION
Contractual Arrangements with the Group VIEs and Their Shareholders, page 4

2. We note your response to our prior comment 1. It appears that the operations of your
         Group VIEs constitute a material aspect of the operations of your company, and that, if
         Chinese authorities disallow this structure, it would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.
         Please revise accordingly.
3. We note your response to our prior comment 3. Please revise to provide a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the Wholly Foreign-Owned
         Enterprises, or WFOEs, that are the primary beneficiary of the VIEs, and an aggregation of other entities.
Operations in China, page 5

4. We note that your auditor, PricewaterhouseCoopers Zhong Tian LLP, is headquartered in
         China. We also note that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC
         to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that under the agreement, the PCAOB will be required to reassess its determinations by the end of
         2022. In future filings please ensure that your disclosure reflects the current regulatory landscape related to the Statement of Protocol, whether your auditor is subject to the
         PCAOB   s reassessed determinations, and whether and how the HFCAA and related
         regulations will affect your company.

Restrictions on Transfer of Funds , page 6

5. We note your response to our prior comment 6. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or
 Hsueh-Ching Lu
XPENG INC.
September 13, 2022
Page 3
         distributions made to U.S. investors, the source, and their tax consequences.
       You may contact Kevin Stertzel at (202) 551-3723 or Martin James at
(202) 551-3671 if
you have questions regarding these comments.



FirstName LastNameHsueh-Ching Lu                              Sincerely,
Comapany NameXPENG INC.
                                                              Division of
Corporation Finance
September 13, 2022 Page 3                                     Office of
Manufacturing
FirstName LastName